Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, November 16, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that it has been selected to join the 2020-2021 portfolio of the Dow Jones Sustainability Emerging Markets Index (DJSI), in the sector of paper and forest products. The list of companies to participate in the new portfolio was announced on November 13, 2020, which is part of S&P Global.

The selection of companies to participate in the index is based on assessment of best practices in sustainability, considering areas such as corporate governance, environmental management, human capital development, social engagement, etc.

Suzano will continue to devote efforts for its sustainability practices to be continuously recognized by external assessment companies. The Company believes there are relevant opportunities for advance in the next assessment cycles, associated with the ongoing progress of Suzano in the dynamic ESG agenda and the growing global attention given to creating value in the long term and in a sustainable way.

São Paulo, November 16, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer